EXHIBIT 99.1

Filed by NB&T Financial Group, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Issuing Company: Peoples Bancorp Inc.

Registration Statement on Form S-4 File No. 333-199152

Subject Company: NB&T Financial Group, Inc.

Commission File No.: 000-23134

NB&T Financial Reports Earnings for Third Quarter 2014

October 21, 2014

NB&T Financial Group, Inc. (Nasdaq: NBTF), parent company of The National Bank and Trust Company (“NB&T”), Wilmington, Ohio, announced net income for the third quarter of 2014 of $1.1 million, or $.33 per share, compared to net income of $1.1 million, or $.31 per share, for the third quarter of 2013. Net interest income increased $520,000 when compared to the same period last year, primarily due to increased investment in long term tax-exempt municipal securities and slower prepayments on mortgage-related securities. In addition, a lower loan loss provision of $300,000 was offset by $392,000 in merger-related expenses and a $225,000 true-up provision on a loan loss sharing agreement with the FDIC. Net income for the first nine months of 2014 was $3.6 million, or $1.04 per share, compared to $3.2 million, or $.94 per share, for the same period in 2013. Net income was up primarily due to an increase in net interest income of $603,000 and a decrease in the loan provision of $1.3 million. These improvements were offset by the above mentioned expenses, a decrease of non-interest income of $400,000 for the first nine months of 2014 as compared to the same period in 2013, and no securities sales net gains in 2014 compared to $781,000 in 2013.

Net interest income was $5.6 million for the third quarter of 2014, compared to $5.1 million for the third quarter of 2013. Net interest margin increased to 3.66% for the third quarter of 2014, compared to 3.33% for the same quarter last year. Net interest income for the first nine months of 2014 was $16.2 million, compared to $15.6 million for the first nine months of 2013. Net interest income has increased primarily due to increased investment in long term tax-exempt municipal securities and slower prepayments on mortgage-related securities. As a result, investment interest income increased $924,000 for the first nine months of 2014, compared to the same period last year. This was partially offset by a decrease in loan interest income of $663,000, primarily due to lower average loan balances of $13.1 million. In addition, lower interest expense contributed to the increase in net interest income. Due to continued runoff of higher priced time deposits, interest expense decreased by $342,000 for the first nine months of 2014 compared to the same period in 2013.

The provision for loan losses for the third quarter and first nine months of 2014 was $100,000 and $510,000, compared to $400,000 and $1.8 million for the same periods last year. During the first nine months of 2013, the provision for loan losses increased approximately $1.2 million to add specific loan reserves for one commercial loan that was subsequently charged-off. Net recoveries were $97,000 in the third quarter of 2014, compared to net charges-offs of $319,000 in the third quarter of 2013. Year-to-date net charge-offs for 2014 were $652,000, compared to $716,000 for the first nine months of 2013. Non-performing loans of $3.6 million at September 30, 2014, were down $4.7 million compared to $8.3 million at September 30, 2013.

Total non-interest income was $2.2 million for the third quarter of 2014, compared to $2.1 million for the third quarter of 2013. Non-interest income for the first nine months of 2014 was $6.2 million, compared to $7.4 million for the same period last year. The decrease is primarily due to a gain of $300,000 on the extinguishment of $1.0 million in trust preferred debt and approximately $781,000 in securities sale net gains during the first nine months of 2013. There were no such gains during the third quarter or first nine months of 2014. In addition, total NSF fees were down $187,000, or 11%, for the first nine months of 2014 compared to the first nine months of 2013.

Total non-interest expense was $6.2 million for the third quarter of 2014, compared to $5.5 million for the third quarter of 2013. The increase is primarily due to merger-related expenses of $392,000 and a bonus accrual of $155,000. In addition, a true-up provision of $225,000 was made during the third quarter under NB&T’s March 2010 Purchase and Assumption Agreement with the FDIC. That agreement requires NB&T to reimburse the FDIC for a portion of the loss share funds previously paid by the FDIC to NB&T in the event losses fail to reach the expected loss level. Non-interest expense for the first nine months of 2014 was $17.4 million, compared to $17.0 million for the same period last year. The expense increase is primarily due to merger-related expenses of approximately $424,000, a bonus accrual of $330,000, and the FDIC true-up provision. These expenses were offset by a decrease of approximately $266,000 in state taxes due to Ohio’s new financial institution tax replacing Ohio’s bank franchise tax and a decrease of approximately $173,000 in professional fees, excluding merger-related expenses.

On August 4, 2014, Peoples Bancorp Inc. (“Peoples”) and NB&T announced the signing of an Agreement and Plan of Merger under which NB&T will be merged into Peoples. Under the terms of the agreement, shareholders of NB&T will receive 0.9319 shares of Peoples common stock and $7.75 in cash in exchange for each share of NB&T common stock. Peoples expects the acquisition of NB&T to be completed in the first quarter of 2015, subject to the satisfaction of customary closing conditions, including regulatory approvals and the approval of the shareholders of Peoples and NB&T. At that time, NB&T’s offices will become branches of Peoples.

On September 16, 2014 the Board of Directors declared a dividend of $0.30 per share, payable October 27, 2014 to shareholders of record on September 30, 2014.

Important Information for Investors and Shareholders

NB&T and Peoples and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NB&T and Peoples in connection with the proposed merger. Information about the directors and executive officers of Peoples is set forth in the proxy statement for Peoples’ 2014 annual meeting of shareholders, as filed with the Securities and Exchange Commission (the “SEC”) on Schedule 14A on March 14, 2014. Information about the directors and executive officers of NB&T is set forth in the proxy statement for NB&T’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2014, and in the Registration Statement on Form S-4 filed by Peoples with the SEC on October 3, 2014, and amendments to the Registration Statement. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. The joint proxy statement/prospectus will be sent to the shareholders of both NB&T and Peoples in advance of their respective special meetings of shareholders to be held to consider the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PEOPLES, NB&T AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of these documents (when available) through the website maintained by the SEC at www.sec.gov. These documents may also be obtained, without charge, by directing a request to Peoples Bancorp Inc., 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750, Attn.: Investor Relations. This news release does not constitute an offer to sell or the solicitation of an offer to buy securities of Peoples.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. NB&T cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the expectations for the closing of the merger, the expected timing of the closing and the intention of Peoples to operate the offices of NB&T as branches of Peoples. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: (i) the ability to obtain the requisite NB&T and Peoples shareholder approvals; (ii) the risk that NB&T or Peoples may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; (iii) the risk that a condition to the closing of the merger may not be satisfied; (iv) the timing to consummate the proposed merger; (v) the risk that the businesses will not be integrated successfully; (vi) the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; (vii) disruption from the transaction making it more difficult to maintain relationships with customers, employees or vendors; (viii) the diversion of management time on merger-related issues; (ix) general worldwide economic conditions and related uncertainties; (x) liquidity risk affecting Peoples’ ability to meet its obligations when they come due; (xi) excessive loan losses; (xii) the effect of changes in governmental regulations; and (xiii) other factors we discuss or refer to in the “Risk Factors” section of NB&T’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 18, 2014. These risks, as well as other risks associated with the merger, will be more fully discussed in the preliminary joint proxy statement/prospectus will be sent to the shareholders of both NBTF and Peoples in advance of their respective special meetings of shareholders to be held to consider the proposed merger. Additional risks and uncertainties are identified and discussed in NBTF’s and Peoples’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither NBTF nor Peoples undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

SELECTED CONSOLIDATED FINANCIAL HIGHLIGHTS

(in thousands, except per share data)

(Unaudited)

	Three Months Ending					Nine Months Ending
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013	9/30/2014	9/30/2013
Statements of Income
Interest income	$5,946	$5,684	$5,623	$5,480	$5,509	$17,253	$16,992
Interest expense	355	357	376	414	438	1,088	1,430

Net interest income	5,591	5,327	5,247	5,066	5,071	16,165	15,562
Provision for loan losses	100	135	275	750	400	510	1,840
Other non-interest income	2,159	2,071	1,968	2,051	2,147	6,198	6,583
Net gains on sales of securities	—	—	—	227	—	—	781

Total non-interest income	2,159	2,071	1,968	2,278	2,147	6,198	7,364
Total non-interest expenses	6,230	5,590	5,603	5,377	5,523	17,423	17,014

Income before income taxes	1,420	1,673	1,337	1,217	1,295	4,430	4,072
Income taxes	277	337	251	200	227	865	846

Net income	$1,143	$1,336	$1,086	$1,017	$1,068	$3,565	$3,226

Per Share Data
Basic earnings per share	$0.33	$0.39	$0.32	$0.30	$0.31	$1.04	$0.94
Diluted earnings per share	0.33	0.38	0.32	0.30	0.31	1.03	0.94
Dividends per share	0.30	0.30	0.30	0.30	0.30	0.90	0.90
Book value at quarter end	20.77	20.68	20.25	19.84	19.89	20.77	19.83
Average basic shares outstanding	3,430	3,430	3,430	3,426	3,416	3,430	3,417
Average diluted shares outstanding	3,482	3,439	3,437	3,436	3,438	3,451	3,429
Balance Sheet Items (Quarter End)
Total assets	$649,982	$652,196	$660,964	$638,312	$645,410	$649,982	$645,410
Securities	157,874	163,039	154,848	138,098	138,818	157,874	138,818
Loans, including loans held for sale	401,289	390,586	389,945	399,496	404,545	401,289	404,545
Allowance for loan losses	3,911	3,715	4,010	4,053	5,884	3,911	5,884
Deposits	557,228	560,777	572,127	550,800	558,075	557,228	558,075
Borrowings	14,310	14,310	14,310	14,310	14,310	14,310	14,310
Total shareholders’ equity	71,265	70,937	69,443	68,035	68,127	71,265	68,127
Assets Under Management and Custody
Total assets	$649,982	$652,196	$660,964	$638,312	$645,410	$649,982	$645,410
Cash management sweep accounts	53,657	48,196	48,209	44,039	44,852	53,657	44,852
Market value of trust assets	260,143	263,208	256,835	254,403	246,043	260,143	246,043
Market value of brokerage assets	85,270	85,005	82,025	80,321	78,757	85,270	78,757
Loans serviced for others	40,445	41,546	40,879	41,794	43,024	40,445	43,024

Total assets under management and custody	$1,089,497	$1,090,151	$1,088,912	$1,058,869	$1,058,086	$1,089,497	$1,058,086

Selected Financial Ratios
Return on average assets (annualized)	0.69%	0.82%	0.67%	0.62%	0.65%	0.73%	0.65%
Return on average equity (annualized)	6.36	7.67	6.44	5.90	6.22	6.82	6.17
Dividend payout ratio	90.91	76.92	93.75	100.00	96.77	86.54	95.74
Net interest margin	3.66	3.51	3.48	3.33	3.33	3.55	3.39
Non-interest expense to total revenue	80.39	75.56	77.66	73.22	76.51	77.91	74.21
Average loans to average total assets	60.26	59.27	59.37	61.25	62.32	59.02	60.97
Asset Quality
Nonaccrual loans	$3,605	$3,172	$4,640	$5,734	$8,273	$3,605	$8,273
Accruing and 90 or more days past due	15	16	19	32	30	15	30

Total nonperforming loans	$3,620	$3,188	$4,659	$5,766	$8,303	$3,620	$8,303

Other real estate owned	1,353	1,601	1,050	1,224	1,426	1,353	1,426
Net charge-offs (recoveries)	(97)	431	318	2,581	319	652	716
Non-performing loans to total loans	0.90%	0.82%	1.19%	1.44%	2.05%	0.90%	2.05%
Loan loss allowance to total loans	0.97	0.95	1.03	1.01	1.46	0.97	1.46
Loan loss allowance to non-performing loans	108.04	116.53	86.07	70.29	70.87	108.04	70.87
Accruing loans 30+ days past due to total loans	0.07	0.29	0.08	0.05	0.25	0.07	0.25
Net charge-offs (recoveries) to average loans	(0.10)	0.44	0.33	2.57	0.31	0.22	0.24
Capital
Average equity to average total assets	10.89%	10.64%	10.36%	10.49%	10.43%	10.63%	10.53%
Tier 1 leverage ratio**	11.60	11.56	11.44	11.56	11.49	11.60	11.49
Total risk-based capital ratio**	18.88	19.29	19.36	19.10	19.22	18.88	19.22

**	Estimated for current quarter end